Exhibit 99.1

CALEDONIA MINING CORPORATION
(the “Corporation”)

Annual General and Special Meeting of Shareholders
held on May 24, 2012

REPORT OF VOTING RESULTS
(pursuant to section 11.3 of National Instrument 51-102)

	Item Voted Upon	Voting Result

1.	The receiving by the shareholders of the Corporation of the audited consolidated annual financial statements, and the Auditors’ report thereon, for the financial year ended December 31, 2011	Unanimously carried by vote of shareholders on a show of hands

2.	The number of Directors to be elected at the Meeting be seven (7)	Unanimously carried by vote of shareholders on a show of hands

3.	The election as directors of the Corporation for the ensuing year of the nominees specified in the Management Information Circular of the Corporation dated April 20, 2012 (the “Circular”) being Messrs. Stefan E. Hayden, James Johnstone, F. Christopher Harvey, Carl R. Jonsson, Robert Babensee, Steven Curtis and recently appointed Director Richard Patricio	Declared elected by acclamation there being no other nominations

4.	The reappointment of BDO Canada LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be determined by the directors of the Corporation	Unanimously carried by vote of shareholders on a show of hands

5.	The Articles of the Company be repealed and that new By-Law No. 1 be adopted in the place of the repealed Articles	Unanimously carried by vote of shareholders on a show of hands

6.	The receiving by the shareholders of the Annual Report consisting of the written Report mailed to the shareholders dated April 20, 2012 as supplemented at the Meeting by verbal comments by Messrs. Hayden, Curtis and Learmonth using a Power Point presentation	Unanimously carried by vote of shareholders on a show of hands